RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL     804 • 788 • 8200
FAX     804 • 788 • 8218

DANIEL M. LEBEY
DIRECT DIAL: 804-788-7366
EMAIL: dlebey@hunton.com

FILE NO: 66246.2

May 13, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Midlantic Office Trust, Inc. Registration Statement under the Securities Act of 1933 on Form S-11

Ladies and Gentlemen:

As counsel to Midlantic Office Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-11 together with exhibits.

If you have any questions or comments or require additional information regarding the foregoing, please contact the undersigned at (804) 788-8200.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

Enclosure

cc:	Mr. Sidney M. Bresler
Mr. Charles S. Bresler
Mr. Ronald J. Lieberman
Mr. David S. Freed
Mr. Brad S. Markoff
Mr. Jeffrey M. Sullivan